701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

June 18, 2018
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Registration Statement on Form S-1
Filed June 1, 2018
File No. 333-225348
Ladies and Gentlemen:
On behalf of our client, Domo, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 6, 2018 relating to the Company’s Registration Statement on Form S-1 (File No. 333-225348). On behalf of the Company, we are concurrently submitting via EDGAR this letter.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.
Note 1. Overview and Basis of Presentation
Description of Business and Basis of Presentation, page F-8

1.
You state that the financial position of the company may affect your ability to meet your projected operating obligations under your current forecast through May 2019. Please clarify whether management has determined that substantial doubt exists about the company’s ability to continue as a going concern within one year of the date that these financial statements were issued. If so, clearly indicate as such and include a discussion of management’s plans to mitigate the conditions or events that raise such doubt. Refer to ASC 205-40-50-13. Alternatively, if after considering management’s

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
June 18, 2018

plans you have determined that substantial doubt about the company’s ability to continue as a going concern has been alleviated, revise to clearly explain how management’s plans alleviate such doubt. Refer to ASC 205-40-50-12.
The Company respectfully advises the Staff that in accordance with ASC 205-40-50-12, management has concluded that its plans to significantly reduce operating expenses, which can be effectively implemented in the event the Company is unable to raise additional capital from its initial public offering or from other sources of capital, would be sufficient to alleviate substantial doubt about its ability to continue as a going concern. To clarify this conclusion, the Company will update the Registration Statement on page F-8 as follows (with added text underlined):
The Company has incurred cumulative and recurring losses from operations since inception and had an accumulated deficit of $803.3 million as of April 30, 2018 (unaudited). The Company has also experienced negative cash flows from operating activities since inception, including cash used in operating activities of $144.1 million, $148.7 million, $36.4 million and $36.9 million during the fiscal years ended January 31, 2017 and 2018 and the three months ended April 30, 2017 and 2018 (unaudited), respectively. As of April 30, 2018 (unaudited), the Company had cash and cash equivalents of $71.9 million and no amounts available to draw under its credit facility. Excluding monthly interest payments, amounts outstanding under the credit facility are not due until 2021. However, the Company is forecasting additional negative operating cash flows through at least May 2019, one year following the issuance of these financial statements, as it continues to make investments in development and marketing activities to grow the business. The financial position of the Company may affect its ability to meet its projected operating obligations under its current forecast through May 2019. Management intends to raise additional capital through an initial public offering (IPO). To the extent additional capital is not obtained through an IPO, management will seek other forms of financing. If other equity or debt financing is not available by August 2018, management will then begin to implement plans to significantly reduce operating expenses. These plans primarily consist of significant reductions to marketing costs, including reducing the size and scope of the Company's annual user conference, lowering hiring goals and reducing or eliminating certain discretionary spending as necessary. Management believes such plans, absent additional capital from an IPO or other forms of financing, can be effectively implemented, and when these plans are implemented it is probable these reductions will be sufficient to allow the Company to meet its projected reduced operating obligations as they become due through at least May 2019. Any of the actions contemplated by the implementation of these plans to significantly reduce operating expenses, if required, could have an adverse impact on the Company’s ability to achieve its planned objectives, and thus materially harm the Company’s business, operating results and financial condition.
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Securities and Exchange Commission
June 18, 2018

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Daniel Stevenson, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Mark Peterson, Ernst & Young LLP